UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT
HP Inc.
(Exact name of the registrant as specified in its charter)

Delaware	1-4423
(State or other jurisdiction of incorporation)	(Commission File Number)

1501 PAGE MILL ROAD, PALO ALTO, CA	94304
(Address of principal executive offices)	(Zip Code)

Rick Hansen
SVP, Deputy General Counsel – Corporate and Corporate Secretary
(650) 857-1501
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____.

Section 1 — Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

A copy of the Conflict Minerals Report for the calendar year from January 1, 2023, to December 31, 2023, of HP Inc. required by Item 1.01 is filed as Exhibit 1.01 hereto and is publicly available electronically at https://www.hp.com/content/dam/sites/worldwide/corporate/hp-information/sustainable-impact/document-reports/conflictminerals.pdf.

Item 1.02 - Exhibit
The Conflict Minerals Report for the calendar year ended December 31, 2023 is filed as Exhibit 1.01 hereto.
Section 2 — Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 — Exhibits
Item 3.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HP INC.

May 30, 2024	By:	/s/ JULIE JACOBS
	Name:	Julie Jacobs
	Title:	Chief Legal Officer & General Counsel